Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio)

	Three Months
	Ended
	March 31, 2013

Earnings from continuing operations before income taxes	$302

Adjustments:
Interest expense	30
Interest component of rental expense (1)	6
Amortization of capitalized interest	-
Earnings from continuing operations as adjusted	$338

Fixed charges:
Interest expense	$30
Interest component of rental expense (1)	6
Capitalized interest	-
Total fixed charges	$36

Ratio of earnings to fixed charges	9.4	x

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.